Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 4 - 2008

MARCH 14, 2008
FOR IMMEDIATE RELEASE

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) deeply regrets to report that an employee of
Dumas Contracting Ltd. has been fatally injured in an accident, whilst performing maintenance on the 550 metre level at the company’s Casa Berardi Mine.

Activity in the immediate vicinity of the accident has been suspended.  Mining and milling operations are continuing as planned at this time.

Aurizon is working closely with the various authorities to determine the cause of the accident.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com